UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Woodward, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

980745103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 980745103	Page 2 of 2 pages

(1)	Names of reporting persons Woodward Retirement Savings Plan
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Illinois, USA
Number of	(5) Sole voting power 3,073,000
shares beneficially owned by	(6) Shared voting power 0
each reporting person	(7) Sole dispositive power 3,073,000
with:	(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 3,073,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.87%*
(12)	Type of reporting person (see instructions) EP

* Based on 63,129,002shares of the issuer’s common stock outstanding as of February 5, 2021.

Page 3 of 5 Pages

Explanatory Note: This Amendment No. 15 amends and updates the Schedule 13G initially filed by Woodward Retirement Savings Plan with the Securities and Exchange Commission (the “SEC”) on February 10, 2006, as amended by filings made with the SEC on February 14, 2007, January 23, 2008, February 4, 2009, February 12, 2010, January 25, 2011, February 2, 2012, February 15, 2013, February 10, 2014, February 13, 2015, February 12, 2016,  February 8, 2017, February 12, 2018, February 12, 2019, and February 12, 2020.

Item 1(a) Name of issuer:

Woodward, Inc.

Item 1(b) Address of issuer's principal executive offices:

1081 Woodward Way

Fort Collins, CO 80524

2(a) Name of person filing:

Woodward Retirement Savings Plan

2(b) Address or principal business office or, if none, residence:

5001 North Second Street

Rockford, IL 61111

2(c) Citizenship:

Illinois, USA

2(d) Title of class of securities:

Common Stock

2(e) CUSIP No.:

980745103

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) □ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) □ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) □ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) □ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) □ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)  ☒ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) □ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) □ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  □ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)  □ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) □ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Page 4 of 5 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 3,073,000shares of common stock

(b) Percent of class: 4.87% *

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,073,000shares of common stock

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,073,000shares of common stock

(iv) Shared power to dispose or to direct the disposition of: 0

* Based on 63,129,002shares of the issuer’s common stock outstanding as of February 5, 2021.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following □.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

Woodward Retirement Savings Plan

By:/s/ Paul Benson

Name:Paul Benson

Title:Chairperson, Investment Committee for

Woodward Retirement Savings Plan